Exhibit 4(vi)

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Bluerock Homes Trust, Inc. (“we,” “us,” “our,” and the “Company”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, $0.01 par value per share (our “Class A common stock”). Our Class A common stock is listed on the NYSE American under the ticker symbol “BHM.”

The following description sets forth certain material terms and provisions of our capital stock. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws, and this description also summarizes relevant provisions of Maryland law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Maryland law and our charter (including the applicable articles supplementary designating the terms of a class or series of preferred stock) and our bylaws, copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4(vi) is a part. We encourage you to read our charter, our bylaws and the applicable provisions of Maryland law for additional information.

General

Our charter provides that we may issue up to 750,000,000 shares of common stock, $0.01 par value per share, and 250,000,000 shares of preferred stock, $0.01 par value per share.

Of our 750,000,000 authorized shares of common stock, 562,500,000 shares have been classified as Class A common stock, $0.01 par value per share, and 187,500,000 shares have been classified as Class C common stock, $0.01 par value per share. The Class A common stock is listed on the NYSE American under the symbol “BHM.” As of December 31, 2022, there were issued and outstanding 3,835,013 shares of Class A common stock, and 8,489 shares of Class C common stock.

Of our 250,000,000 authorized shares of preferred stock, 30,000,000 shares have been classified as 6.0% Series A Redeemable Preferred Stock, $0.01 par value per share (“Series A Preferred Stock”). The Series A Preferred Stock is not registered under Section 12 of the Exchange Act. Currently no market exists for the Series A Preferred Stock, and we do not expect a market to develop. We currently have no plan to list the Series A Preferred Stock on any national securities exchange or to include such shares for quotation on any national securities market. As of December 31, 2022, there were no shares of Series A Preferred Stock issued or outstanding.

As of December 31, 2022, there were outstanding (a) 4,079,245 units of limited partnership interest (“OP Units”) in Bluerock Residential Holdings, L.P., a Delaware limited partnership of which we are the sole general partner (the “Operating Partnership”), which OP Units may, subject to certain limitations, be redeemed for cash or, at our option, exchanged for shares of our Class A common stock on a one-for-one basis; and (b) 3,721,690 units of a special class of partnership interest in our Operating Partnership (“LTIP Units”), of which (i) 3,315,894 have vested, and (ii) 405,796 will vest ratably on an annual basis over the applicable five-year period that commenced upon issuance. Upon vesting and reaching capital account equivalency with the OP Units held by us, LTIP Units may convert to OP Units, and may then be settled in shares of our Class A common stock. In addition, the 8,489 outstanding shares of our Class C common stock may be converted, or automatically convert, in certain circumstances, to shares of our Class A common stock on a one-for-one basis. Other than those described above, there are no outstanding rights of any other kind in respect of our Class A common stock.

Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Distributions

Subject to the preferential rights, if any, of any class or series of our stock other than our common stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of stock, the holders of our common stock are entitled to receive distributions authorized by our board of directors and declared by us out of legally available funds after payment of, or provision for, full cumulative distributions on and any required redemptions of shares of any series of preferred stock then outstanding, and, upon our liquidation or dissolution, are entitled to share ratably in the distributable assets of our Company remaining after satisfaction of the prior preferential rights of any preferred stock and the satisfaction of all of our debts and liabilities.

Voting Rights

Subject to the restrictions on ownership and transfer of stock contained in our charter and except as may otherwise be specified in our charter, each share of our Class A common stock will have one vote per share and each share of our Class C common stock will have fifty votes per share on all matters voted on by stockholders, including the election of directors. Because stockholders do not have cumulative voting rights, holders of a majority of the outstanding shares of common stock can elect our entire board of directors. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director, and except as set forth in the next paragraph.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets, engage in a statutory share exchange , unless declared advisable by the corporation’s board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for a majority vote in these situations. Our charter further provides that any or all of our directors may be removed from office at any time, but only for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For these purposes, “cause” will mean, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable material harm to us through bad faith or active and deliberate dishonesty.

Other Rights

Holders of our common stock do not have preference, conversion, exchange, sinking fund, or redemption rights or preemptive rights to subscribe for any of our securities, and generally have no appraisal rights.

Power to Increase or Decrease Authorized Shares of Common Stock, Reclassify Unissued Shares of Common Stock and Issue Additional Shares of Common Stock

Subject to the preferential rights of any class or series of preferred stock, our charter authorizes our board of directors, with the approval of a majority of the directors and without any action by stockholders, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. In addition, our charter authorizes our board of directors to authorize the issuance from time to time of shares of our common stock.

Our charter also contains a provision permitting our board of directors, by resolution and without approval of our stockholders, to classify or reclassify any unissued common stock into one or more classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any such stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class C common stock is Computershare Trust Company, N.A. (“CTC”).

Listing

Our Class A common stock is listed on the NYSE American under the symbol “BHM.”

Restrictions on Ownership and Transfer

In order for us to qualify and maintain our qualification as a REIT under the U.S. federal income tax laws, we must meet several requirements concerning the ownership of our outstanding capital stock. Specifically, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the U.S. federal income tax laws to include specified private foundations, employee benefit plans and trusts, and charitable trusts) during the last half of any taxable year, other than our first REIT taxable year. Moreover, our outstanding shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than our first REIT taxable year.

Because we expect our board of directors to believe it is essential for our company to qualify and continue to qualify as a REIT and for other corporate purposes, our charter, subject to the exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the U.S. federal income tax laws, more than 9.8% of:

•	the total value of the aggregate of the outstanding shares of our capital stock; or

•	the total value or number (whichever is more restrictive) of the aggregate of the outstanding shares of our common stock.

Further, our charter provides that no person may own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of Series A Preferred Stock. We refer to these limitations regarding the ownership of our stock collectively as the “9.8% Ownership Limitation.” Further, our charter provides for certain circumstances where our board of directors may exempt (prospectively or retroactively) a person from the 9.8% Ownership Limitation and establish or increase an excepted holder limit for such person. Subject to certain conditions, our board of directors may also increase the 9.8% Ownership Limitation for one or more persons and decrease the 9.8% Ownership Limitation for all other persons.

To assist us in qualifying and preserving our status as a REIT, among other purposes, our charter also contains limitations on the ownership and transfer of shares of capital stock that would:

•	result in our capital stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in our company being “closely held” under the U.S. federal income tax laws; and

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cause our company to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of our real property, under the U.S. federal income tax laws or otherwise fail to qualify as a REIT.

Any attempted transfer of our stock, which, if effective, would result in our stock being beneficially owned by fewer than 100 persons, will be null and void, with the intended transferee acquiring no rights in such shares of stock. If any transfer of our stock occurs which, if effective, would result in any person owning shares in violation of the other limitations described above (including the 9.8% Ownership Limitation), then that number of shares the ownership of which otherwise would cause such person to violate such limitations, rounded up to the nearest whole share, will automatically result in such shares being designated as shares-in-trust and transferred automatically to a trust effective on the close of business on the business day before the purported transfer of such shares. We will designate the trustee, but it will not be affiliated with our company. The beneficiary of the trust will be one or more charitable organizations that are named by our company. If the transfer to the trust would not be effective for any reason to prevent a violation of the limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares.

Shares-in-trust will remain shares of issued and outstanding capital stock and will be entitled to the same rights and privileges as all other stock of the same class or series, but the intended transferee will acquire no rights in those shares. The trustee will receive all dividends and other distributions on the shares-in-trust and will hold such dividends or other distributions in trust for the benefit of the beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. The trustee will vote all shares-in-trust and, subject to Maryland law, effective as of the date that the shares-in-trust were transferred to the trustee, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

As soon as reasonably practicable after receiving notice from us that shares of our stock have been transferred to the trust (and no later than 20 days after receiving notice in the case of shares of Series A Preferred Stock that are listed or admitted to trading on a national securities exchange, if any), the trustee will sell the shares to a person designated by the trustee whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the record holder of the shares that are designated as shares-in-trust (the “Prohibited Owner”), and to the beneficiary as follows. The Prohibited Owner generally will receive from the trust the lesser of:

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the price paid by the Prohibited Owner paid for the shares of capital stock that were designated as shares-in-trust or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in trust, the market price per share on the date of the event causing the shares to be held in trust; or

•	the price per share received by the trustee from the sale or other disposition of such shares-in-trust, net of any commissions and other expenses of sale.

The trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the trustee. The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the Prohibited Owner. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares will be deemed to have been sold on behalf of the trust and, to the extent that the Prohibited Owner received an amount for the shares that exceeds the amount the Prohibited Owner was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that created such shares-in-trust or, in the case of a gift or devise, the market price per share on the date of such gift or devise; or

•	the market price per share on the date that we, or our designee, accepts such offer.

We may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the beneficiary.

“Market price” on any date means the closing price for our stock on such date. The “closing price” refers to the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading. If our stock is not so listed or admitted to trading, the “closing price” will mean the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the principal automated quotation system that may then be in use or, if such shares are not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by our board of directors or, in the event that no trading price is available for such shares, the fair market value of shares, as determined by our board of directors.

If you acquire or attempt or intend to acquire shares of our capital stock in violation of the foregoing restrictions, or if you owned common or preferred stock that was transferred to a trust, then we will require you to give us immediate written notice of such event or, in the case of a proposed or attempted transaction, at least 15 days prior written notice, and to provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

If you own, directly or indirectly, 5% or more, or such lower percentages as required under the U.S. federal income tax laws or the regulations promulgated thereunder, of the outstanding shares of our stock, then you must, upon request following the end of each taxable year, provide to us a written statement or affidavit stating your name and address, the number of shares of capital stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect stockholder must provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our qualification as a REIT and to ensure compliance with the 9.8% Ownership Limitation.

The 9.8% Ownership Limitation generally will not apply to the acquisition of shares of capital stock by an underwriter, placement agent or initial purchaser in a Rule144A transaction that participates in a public offering, private placement or other private offering of such shares. In addition, our board of directors, upon receipt of a ruling from the IRS or an opinion of counsel and upon such other conditions as our board of directors may direct, including the receipt of certain representations and undertakings required by our charter, may exempt (prospectively or retroactively) a person from the ownership limit and establish or increase an excepted holder limit for such person. The 9.8% Ownership Limitation will continue to apply until our board of directors determines that it is no longer in the best interests of our company to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for REIT qualification.

All certificates, if any, representing our common or preferred stock, will bear a legend referring to the restrictions described above or a legend that we will furnish a full statement about these restrictions on request and without charge.

The ownership limit in our charter may have the effect of delaying, deferring or preventing a takeover or other transaction or change in control of our company that might involve a premium price for your shares or otherwise be in your interest as a stockholder. The restrictions on ownership and transfer of our stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Preferred Stock

Our charter authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 250,000,000 shares of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as our board of directors may approve, subject to certain restrictions.

If any preferred stock is publicly offered, the terms and conditions of such preferred stock, including any convertible preferred stock, will be set forth in articles supplementary and described in a prospectus relating to the issuance of such preferred stock, if such preferred stock is registered. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock, subject to certain restrictions. If we ever authorize, create and issue additional preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders and junior preferred stockholders, if any, would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage the following:

•a merger, tender offer, or proxy contest;

•the assumption of control by a holder of a large block of our securities; or

•the removal of incumbent management.

Also, subject to certain restrictions, our board of directors, without stockholder approval, may issue additional preferred stock with voting and conversion rights that could adversely affect the holders of common stock or preferred stock.

Distributions

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to qualify and maintain our REIT qualification under the Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for U.S. federal income tax purposes, we must make distributions equal to at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) each year. Especially during the early stages of our operations, some or all of our cash distributions are expected to be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings, net proceeds from shares sold in this offering or our common stock offering, proceeds from the issuance of additional shares pursuant to any future distribution reinvestment plan for our common stock, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Manager or its affiliates, cash resulting from the Manager or its affiliates paying certain of our expenses, proceeds from the sales of assets, and from our cash balances. There is no limit on distributions that may be paid from any of these sources, however, our Manager and its affiliates are under no obligation to defer or waive fees in order to support our distributions. Our charter does not prohibit our use of such sources to fund distributions.

We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute with respect to each year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for such year, and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. Distributions will be authorized at the discretion of our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board of directors. Our board’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, and because our board of directors may take various factors into consideration in setting distributions, distributions may not reflect our income earned in any particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of our Operating Partnership to transfer funds to us. The use of sources other than cash flows from operating activities to fund distributions and the ultimate repayment of any liabilities incurred, as well as the payment of distributions in excess of our funds from operations, or “FFO,” could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and potentially reduce overall stockholder return and adversely impact and dilute the value of an investment in our shares.

Amounts available for distributions will be affected by our expenses, including any fees paid and distributions made to the Manager and any of its affiliates. The amounts available for distributions will also be affected by any distributions made to the holders of OP Units.

There can be no assurances that future cash flow will support distributions at the rate or amount per share that such distributions are paid in any particular distribution period. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions.